Adeona Pharmaceuticals, Inc. 3930 Varsity Drive Ann Arbor, MI 48108 Tel: 734.332.7800 Fax: 734.332.7878

June 10, 2010

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention: Jeffrey Riedler

Re:          Adeona Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed May 12, 2010 as amended May 26, 2010
File No. 333-166750

Dear Mr. Riedler:

Adeona Pharmaceuticals, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on June 14, 2010 or as soon thereafter as reasonably practicable.

In making this request, the Company acknowledges that (i) should the Securities and Exchange Commission or the staff declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ADEONA PHARMACEUTICALS, INC.

By: /s/ James S. Kuo
James S. Kuo, Chairman and
Chief Executive Officer